THIS PAPER DOCUMENT IS BEING SUBMITTED PURSUANT TO RULE 101(d) OF REGULATION S-T

                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              (Amendment No. __ )*

                         Full Tilt Sports, Inc. ("FTSX")
                         -------------------------------
                                (Name of Issuer)

                     Common Stock, $.001 par value per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   359680 10 5
                                 --------------
                                 (CUSIP Number)


                             David J. Babiarz, Esq.
                             ----------------------
                       Overton, Babiarz & Associates, P.C.
                       -----------------------------------
                      7720 East Belleview Avenue, Ste. 200
                      ------------------------------------
                               Englewood, CO 80111
                              --------------------
                                 (303) 779-5900
                                 --------------

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                     4/19/00
                               ----------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box _____.

CUSIP No.
     359680 10 5
     -------------

1    Name of Reporting Person

          LeRoy Landhuis


2        Check the Appropriate Box if a Member of a Group       a _____

                                                                b _____


3    SEC USE ONLY


4    Source of Funds *

          PF


5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) _


6    Citizenship or Place of Organization

         United States of America


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    Sole Voting Power: 4,763,256


8    Shared Voting Power:


9    Sole Dispositive Power: 4,763,256


10   Shared Dispositive Power:


11   Aggregate Amount Beneficially Owned by Each Reporting Person: 4,763,256


12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares * __


13   Percent of Class Represented by Amount in Row (11): 54.7%


14   Type of Reporting Person *

         IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1: SECURITY AND ISSUER

     This Schedule relates to the acquisition of beneficial ownership of Common Stock, $.001 par value per share, of Full Tilt Sports, Inc. (hereinafter the "Company"), whose principal place of business is located at 212 N. Wahsatch, Suite 205, Colorado Springs, Colorado 80903.

ITEM 2: IDENTITY AND BACKGROUND OF REPORTING PERSON

     a.   Name--LeRoy Landhuis

     b.   Address--212 N. Wahsatch, Suite 301, Colorado Springs, Colorado 80903

     c. Occupation-- Mr. Landhuis is the president of The Landhuis Company, Inc., a real estate development company located at the address above.

     d. During the past five years, Mr. Landhuis has not been convicted in any criminal proceeding.

     e. During the past five years, Mr. Landhuis has not been a party to a civil proceeding before a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violation of, prohibiting or mandating activities subject to, Federal or state securities laws.

     f.   Mr. Landhuis is a citizen of the United States of America.


Item 3: SOURCE OF FUNDS OR OTHER CONSIDERATION

     The Reporting Person invested $1,000,000 of his personal funds as part consideration for the transaction giving rise to the filing of this Schedule. Additional consideration included satisfaction of rent valued at $193,744 for the Company's office facilities; office equipment and improvements valued at $32,192; and consulting services valued at $117,844.


Item 4: PURPOSE OF TRANSACTION

     The ownership which is the subject of this Schedule was acquired by Mr. Landhuis for the purpose of investment. The Reporting Person has no plan to effect any transaction which would have the effect of, or result in, any of the following:

     a. The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; provided, however that the Reporting Person may review his investment in the Company from time to time and make adjustments in his holdings as he deems appropriate;

     b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; provided, however, that in his capacity as Chairman of the Company, the Reporting Person will review opportunities which come to his attention and act as he deems in the best interest of the shareholders;

     c. A sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

     d. Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, provided that the Reporting Person may appoint one additional individual to the Board of Directors to fill an existing vacancy;

     e. Any material change in the present capitalization or dividend policy of the Company;

     f. Any other material change in the Company's business or corporate structure, including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

     g. Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     h. Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     i. A class of equity securities of the Company become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1934; or

     j.   Any action similar to any of those enumerated above.


ITEM 5: INTEREST IN SECURITIES OF THE ISSUER

     a. As of the date of the filing of this Schedule, the Reporting Person is deemed to beneficially own 4,763,256 shares of Common Stock of the Company. Such amount includes 3,727,256 shares of Common Stock owned directly by the Reporting Person and 1,036,000 shares underlying a Common Stock Purchase Warrant exercisable immediately and until April 19, 2010 at the price of $1.50 per share. The Reporting Person's beneficial ownership represents 54.7% of the issued and outstanding Common Stock of the Company as of the date of this Schedule.

     b. The Reporting Person has the sole power to vote and dispose of 4,763,256 shares of Common Stock of the Company, subject to the voting agreement as described in Item 6.

     c.   Not applicable.

     d.   Not applicable.

     e.   Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The Reporting Person and certain principal shareholders of the Company entered into a voting agreement as part of the Subscription Agreement by and between the Reporting Person and the Company, dated April 19, 2000, for the acquisition giving rise to this Schedule. The voting agreement provides that, until April 19, 2002, the Reporting Person and certain principal shareholders would vote their shares to elect the Reporting Person, a nominee of the Reporting Person's choice, Roger K. Burnett, Joseph F. DeBerry, and J. Fischer DeBerry, as members of the Board of Directors, so long as the individual is an employee or consultant of the Company.


ITEM 7: MATERIAL TO BE FILED AS EXHIBITS

     The Subscription Agreement, by and between the Reporting Person and the Company, dated April 19, 2000, containing the voting agreement described in Item 6, is attached as an exhibit to this Schedule.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the Statement to Schedule 13D is true, correct and complete.

/s/ LeRoy Landhuis                Date:    April 28, 2000
-------------------                       ----------------
    LeRoy Landhuis


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